POWER OF ATTORNEY

     KNOW ALL MEN BY THESE PRESENTS, that the undersigned directors and officers of PEPCO HOLDINGS, INC., a Delaware corporation, (the "Company") hereby constitute and appoint John M. Derrick, Jr., Dennis R. Wraase, William T. Torgerson, Andrew W. Williams, Anthony J. Kamerick and Ellen Sheriff Rogers and each of them, their true and lawful attorneys and agents with full power and authority, in their names and on their behalf, to do any and all acts and things and to execute any and all instruments which said attorneys and agents, or any of them, may deem necessary or advisable to enable the Company to comply with the Securities Exchange Act of 1933, as amended (the "Act"), the Securities Exchange Act of 1934, as amended, and the rules, regulations and requirements of the Securities and Exchange Commission thereunder, and to comply with the securities laws of any state of the United States or any other jurisdiction, in connection with a Registration Statement on Form S-4 to be filed under the Act for the public offering and sale of up to $150,000,000 in debt securities, but without limiting the generality of the foregoing, power and authority to sign the names of the undersigned directors and officers, in the respective capacities indicated below, to said Registration Statements and to any instruments or documents filed as a part of or in connection with said Registration Statements or amendment thereto; and each of the undersigned hereby ratifies and confirms all that said attorneys and agents, or any of them, shall do or cause to be done by virtue hereof.

     IN WITNESS WHEREOF, each of the undersigned has subscribed, or caused to be subscribed, these presents this 26th day of September, 2002.


Signature


Principal Executive Officer:

/s/ John M. Derrick, Jr.
  JOHN M. DERRICK, JR.
  Chief Executive Officer
  and Director

Principal Financial Officer:

/s/ A. W. Williams
  ANDREW W. WILLIAMS
  Senior Vice President and
  Chief Financial Officer

Principal Accounting Officer:

/s/ James P. Lavin
  JAMES P. LAVIN
  Vice President and Controller

Director   /s/ Edmund B. Cronin, Jr.
                                  EDMUND B. CRONIN, JR.

Director   /s/ T. C. Golden
                                  TERENCE C. GOLDEN

Director   /s/ George F. MacCormack
                                  GEORGE F. MacCORMACK

Director   /s/ Richard B. McGlynn
                                  RICHARD B. McGLYNN

Director
                                  JUDITH A. McHALE

Director   /s/ Floretta D. McKenzie
                                  FLORETTA D. McKENZIE

Director   /s/ Lawrence C. Nussdorf
                                  LAWRENCE C. NUSSDORF

Director   /s/ Peter F. O'Malley
                                  PETER F. O'MALLEY

Director   /s/ Pauline A. Schneider
                                  PAULINE A. SCHNEIDER

Director   /s/ Dennis R. Wraase
                                  DENNIS R. WRAASE

Director   /s/ A. Thomas Young
                                  A. THOMAS YOUNG